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EXHIBIT 99.2

Second Quarter Report 2003

Biovail Corporation

[PHOTO]

Q2

Letter to
Shareholders

Dear Fellow Shareholders,

During the second quarter of 2003, Biovail overcame a number of challenges and achieved numerous successes, which are contributing to the establishment of Biovail as a pre-eminent specialty pharmaceutical company.

Most significant for us in the second quarter was the receipt of an "Approvable Letter" from the U.S. Food and Drug Administration ("FDA") for our once-daily depression medication, Wellbutrin XL. The FDA has assigned "Class I" status to their review and indicated that September 3, 2003 is its target action date for the approval of this product. This is excellent news for Biovail and our marketing partner, GlaxoSmithKline. We are continuing to manufacture Wellbutrin XL supplies in support of this upcoming product launch.

Also, throughout the second quarter, we focused on the U.S. launch of Cardizem® LA, Biovail's once-daily graded release medication for the treatment of hypertension. In the sixteen weeks following its launch, Cardizem LA market penetration exceeded our expectations and generated over 165,000 prescriptions.

Late in the second quarter, we acquired the U.S. rights to the oral product lines for the anxiety drug, Ativan®, and a cardiovascular drug, Isordil®, from Wyeth. We believe there are significant market opportunities to expand the well-known and respected Ativan brand in the U.S. Isordil, a nitrate used for the prevention of angina, will complement our growing in-market portfolio of cardiovascular medications.

CARDIZEM LA

To better evaluate the performance of Cardizem LA in a clinical setting, we initiated a Clinical Experience Program called "PLACE" — Proving LA through Clinical Experience. The program was designed to provide important information regarding certain variables that physicians consider when prescribing antihypertensive medications, and to provide useful information on the performance of Cardizem LA in a clinical setting. The program has been well received by the medical community and approximately 17,000 doctors have enrolled. We will use this information to design future Phase IV clinical trials and will publish the data to provide physicians with a better understanding of how Cardizem LA may be used to meet their patient needs.

Through our Managed Care program, we have gained access to 120 million of the total 170 million managed care (insured) lives. Currently, Cardizem LA is covered unrestricted in 41 of 50 states through Medicaid Agencies.

PRODUCT SALES

In addition to growing our Cardizem franchise from 7% to 11% in the sixteen weeks following the launch of Cardizem LA, we experienced a number of other product successes during the second quarter. These included the launch of a bioequivalent (generic) version of Tiazac® and an increase in Teveten® prescriptions of more than 22% over the first quarter of 2003 and more than 145% over the second quarter of 2002.

In Canada, Tiazac's new prescription share for May 2003 was 42% of the long acting diltiazem CD market compared to 35% in May 2002. New prescription share for Monocor® reached 6.9% of the beta-blocker market, up from 3.7% in May 2002.

PRODUCT PIPELINE

New additions

In addition to the products from Wyeth mentioned above, we acquired North American rights from Flamel Technologies to their oral solid controlled-release formulation of acyclovir (Genvir) for the treatment of episodic and recurrent genital herpes infections. We anticipate initiating Phase III clinical trials for these indications in the first half of 2004. As well, we acquired four new cardiovascular products under development from Athpharma and we anticipate initiating Phase III clinical trials for two of these products in the first half of 2004.

On-going programs

During the second quarter, we submitted a supplemental New Drug Application ("NDA") to the FDA for an angina indication for Cardizem LA. We also presented the results of two Cardizem LA clinical studies at the American Society of Hypertension.

We have completed enrollment in two 1,000-patient trials investigating the safety and efficacy of our once-daily pain management medication, tramadol XL, in patients with osteoarthritis. The open label safety study to generate the requisite long-term ICH safety data has been completed and we anticipate top-line results from these studies before the end of 2003. We continue to target late 2003 for an NDA submission for tramadol XL.

In conjunction with our partner, DepoMed, Inc., we anticipate having top-line results from three pivotal Phase III trials in the second half of 2003 evaluating the safety and efficacy of treating Type II diabetic patients using our once-daily formulation of metformin GR. We anticipate filing an NDA in the first half of 2004.

FINANCIAL RESULTS

Total revenues for the second quarter of 2003 were $217 million, reflecting an increase of 17% over the second quarter of 2002. Net income for the second quarter was $83 million excluding the impact of acquired research and development programs from Athpharma and Wyeth, reflecting an increase of 33% over the same quarter of last year.

On a final note, Biovail has entered into a lease for 110,000 square feet of office space in New Jersey, where Biovail will be establishing its U.S. head office over the coming months. A New Jersey office will bring us closer to many of our key partners and will provide further access to experienced pharmaceutical executive resources.

On behalf of the Board of Directors, I would like to thank Biovail employees for their valuable contribution to the successes of this quarter, and Biovail's shareholders for your continued support.

/s/  EUGENE N. MELNYK
Eugene N. Melnyk
Chairman of the Board
Chief Executive Officer

Consolidated Balance Sheets
In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)

	June 30 2003	December 31 2002
	(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents	$102,592	$56,080
Accounts receivable	216,438	190,980
Inventories	77,436	53,047
Deposits and prepaid expenses	15,666	21,524

	412,132	321,631
Long-term investments	95,754	79,324
Property, plant and equipment, net	157,409	136,784
Goodwill, net	102,450	102,212
Intangible assets, net	1,144,439	1,080,503
Other assets, net	118,259	113,350

	$2,030,443	$1,833,804

LIABILITIES
Current
Accounts payable	$74,568	$71,641
Accrued liabilities	100,836	95,289
Income taxes payable	42,096	35,691
Deferred revenue	11,321	19,947
Current portion of long-term obligations	92,285	122,590

	321,106	345,158
Deferred revenue	16,200	18,200
Long-term obligations	749,328	624,760

	1,086,634	988,118

SHAREHOLDERS' EQUITY
Common shares	1,443,956	1,433,624
Stock options outstanding	4,678	4,856
Executive Stock Purchase Plan loans	(9,988)	(9,988)
Deficit	(518,434)	(580,413)
Accumulated other comprehensive income (loss)	23,597	(2,393)

	943,809	845,686

	$2,030,443	$1,833,804

Consolidated Statements of Income (Loss)
In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars, except per share data) (Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002
REVENUE
Product sales	$157,730	$157,788	$284,644	$287,642
Research and development	3,673	5,802	6,273	11,515
Co-promotion, royalty and licensing	55,880	21,541	117,756	41,227

	217,283	185,131	408,673	340,384

EXPENSES
Cost of goods sold	11,332	41,291	48,744	77,007
Research and development	21,813	14,453	39,819	24,921
Selling, general and administrative	56,949	38,981	103,106	78,318
Amortization	45,886	14,019	86,407	26,528
Acquired research and development	84,200	—	84,200	—
Settlements	(9,300)	—	(34,055)	—

	210,880	108,744	328,221	206,774

Operating income	6,403	76,387	80,452	133,610
Interest income	1,635	1,047	4,702	2,561
Interest expense	(9,507)	(10,104)	(19,489)	(11,797)
Other income	6,157	(66)	6,664	(66)

Income before provision for income taxes	4,688	67,264	72,329	124,308
Provision for income taxes	5,700	4,707	10,350	8,700

Net income (loss)	$(1,012)	$62,557	$61,979	$115,608

Earnings (loss) per share
Basic	$(0.01)	$0.42	$0.39	$0.76

Diluted	$(0.01)	$0.39	$0.39	$0.70

Weighted average number of common shares outstanding (000s)
Basic	158,386	149,948	158,291	152,735

Diluted	160,428	161,423	159,960	164,885

Consolidated Statements of Cash Flows
In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)

	Six Months Ended June 30
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$61,979	$115,608
Add (deduct) items not involving cash
Depreciation and amortization	94,355	32,025
Amortization of deferred financing costs	1,369	1,160
Amortization of discounts on long-term obligations	3,978	2,074
Compensation cost for employee stock options	999	999
Acquired research and development	84,200	—
Other	(7,842)	—

	239,038	151,866
Net change in non-cash operating items	(64,847)	(25,388)

Cash provided by operating activities	174,191	126,478

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of intangible assets	(196,052)	(383,302)
Additions to property, plant and equipment	(16,572)	(20,436)
Increase in loan receivable	(5,000)	—
Acquisition of long-term investments	(4,536)	(70,694)
Proceeds on disposal of intangible asset	10,000	—

Cash used in investing activities	(212,160)	(474,432)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares, net of issue costs	10,332	5,232
Repurchase of common shares	—	(452,001)
Proceeds from the exercise of warrants	—	794
Advances under revolving term credit facility	144,000	34,954
Repayments of other long-term obligations	(70,386)	(24,740)
Issuance of Senior Subordinated Notes, net of financing costs	—	384,280

Cash provided by (used in) financing activities	83,946	(51,481)

Effect of exchange rate changes on cash and cash equivalents	535	49

Increase (decrease) in cash and cash equivalents	46,512	(399,386)
Cash and cash equivalents, beginning of period	56,080	434,891

Cash and cash equivalents, end of period	$102,592	$35,505

Shareholder Information	Corporate Information
BIOVAIL CORPORATION	TRADING SYMBOL — BVF

7150 Mississauga Road
Mississauga, Ontario
Canada L5N 8M5

T: (905) 286-3000
F: (905) 286-3050
E: ir@biovail.com
W: www.biovail.com

 HOW TO REACH US FOR MORE INFORMATION

For additional copies of this report, the annual report on Form 20-F as filed with the United States Securities and Exchange Commission, for quarterly reports or for further information, please contact Investor Relations.

New York Stock Exchange
Toronto Stock Exchange

 REGISTRARS AND TRANSFER AGENTS

CIBC Mellon Trust Company
Toronto, Ontario, Canada
Mellon Investor Services, LLC
New York, New York, USA

The following words and logos are trademarks for the company and may be registered in Canada, the United States and certain other jurisdictions: Biovail, Cardizem®, Tiazac®, Ativan®, Isordil®, Teveten®, Vasotec®, Vaseretic®, CEFORM™, Shearform™, FlashDose®, Instatab™, SportSafe™, DrinkUp™ and Cardisense®.

To the extent any statements made in this report contain information that is not historical, these statements are essentially forward-looking. As such, they are subject to risks and uncertainties, including the difficulty in predicting FDA and TPD approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission and Canadian securities authorities.

Financial Statements prepared in accordance with Canadian Generally Accepted Accounting Principles are made available to all shareholders.

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  EXHIBIT 99.2
Second Quarter Report 2003
Biovail Corporation
Q2